Exhibit 99.1

P R E S S   R E L E A S E

Contacts
Shirley Nakar	Elizabeth Anderson
AudioCodes	Alan Weinkrantz And Company
Tel: +972-3-976-4000	Tel: 254-772-5909
Shirley@audiocodes.com	Elizabeth@weinkrantz.com

AudioCodes Announces Completion of Acquisition of Netrake
Corporation

Netrake Becomes a Wholly-Owned Subsidiary of AudioCodes

Lod, Israel – August 14, 2006 – AudioCodes (NASDAQ: AUDC), a leading provider of Voice over Packet (VoP) technologies and Voice Network products, today announced the successful completion of its previously announced acquisition of Netrake Corporation, a leading provider of Session Border Controllers (SBC) and Security Gateway solutions. SBCs enable connectivity, policies and security for real-time sessions such as VoIP and video when traversing IP to IP networks. Security Gateways enable secure real-time sessions across wifi, broadband and wireless networks in Fixed Mobile Convergence (FMC) deployments.

Under the definitive agreement, announced on July 6, 2006, Netrake Corporation was acquired for a purchase price of $10 million, which was paid in cash at closing.

“We are very pleased to announce the completion of the Netrake Corporation acquisition,” said Shabtai Adlersberg, Chairman, President and CEO of AudioCodes. “We are now better positioned to offer a richer product portfolio comprising of Session Border Controllers and Security Gateways in addition to our Media Gateway and Media Server products. The integration of this expanded product line adds scale and strength to our positioning with service providers and enhances our IMS offering to enable network convergence.”

“The employees in addition to our customers and partners are very excited about Netrake joining AudioCodes,” said Bruce Hill, CEO of Netrake. “AudioCodes is a company with a proven ability to execute and grow and has demonstrated to us a strong commitment to pursue a leading role in the Session Border Controller and Security Gateway markets.”

Including the impact of the Netrake acquisition, AudioCodes guidance for the third quarter of 2006 is net income per share on a GAAP basis of 1 cent.

Excluding the effect of stock-based compensation expenses and amortization of intangible assets, we anticipate a non-GAAP net income per share of 8 cents in the third quarter of 2006.

About Netrake Corporation

Netrake, an AudioCodes company, is a leading provider to fixed and mobile service providers for real-time delivery of voice and multimedia solutions across IP networks. Utilizing Netrake’s session border controllers and security gateways, service providers can leverage market leading security capabilities, reliability, scalability, and feature richness to interconnect and secure networks and users. Netrake’s nCite™ session controller and security gateway product portfolio stand as the first line of defense for wireline, wireless, cable, and fixed/mobile operators delivering real-time control of voice and multimedia applications across all IP networks. Netrake’s nCite supports carrier-to-carrier peering as well as residential/ISP and business VoIP access services all while allowing service providers to extend their VoIP traffic across multiple types of network borders – taking advantage of convergence and the emerging IMS architecture.

About AudioCodes
AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing innovative, reliable and cost-effective Voice over Packet technology and Voice Network products to OEMs, network equipment providers and system integrators. AudioCodes provides its customers and partners with a diverse range of flexible, comprehensive media gateway and media processing technologies, based on VoIPerfect™  – AudioCodes’ underlying, best-of-breed, core media gateway architecture. The company is a market leader in voice compression technology and is a key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes voice network products feature media gateway and media server platforms for packet-based applications in the converged, wireline, wireless, broadband access, and enhanced voice services markets. AudioCodes enabling technology products include VoIP and CTI communication boards, VoIP media gateway processors and modules, and CPE devices. Its customers include the leading telecom and data network equipment providers globally. AudioCodes’ headquarters and R&D facilities are located in Israel with an R&D extension in the U.S. Other AudioCodes’ offices are located in Europe, the Far East, and Latin America. For more information on AudioCodes, visit www.audiocodes.com.

Statements concerning AudioCodes’ business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes’ industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products’ demand; the impact of competitive products and pricing on AudioCodes’ and its customers’ products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; the integration of acquired companies’ products and operations into AudioCodes’ business; and other factors detailed in AudioCodes’ filings with the Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

AudioCodes, AC, Ardito, AudioCoded, NetCoder, TrunkPack, VoicePacketizer, MediaPack, Stretto, Mediant, VoIPerfect and IPmedia and Your Gateway to VoIP are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners.